

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Via US Mail and Facsimile: (206) 404-6787

Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
100 4th Avenue N., Suite 510
Seattle, WA 98109

Re: Fisher Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-22439

Dear Ms. Brown:

We have reviewed your filing and your response letter dated May 28, 2010 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Position and Results of Operations, page 38

1. We have considered your response to comment one in our letter dated April 30, 2010. Given the material extent to which your current business relies on the Seattle and Portland ABC affiliate stations, we believe you should file the affiliation agreement as an exhibit pursuant to Regulation S-K Item 601(b)(10)(ii)(B). Please confirm you will comply in future filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our

Colleen B. Brown
Fisher Communications, Inc.
June 9, 2010
Page 2

review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director